HUDBAY MINERALS INC.

Management's Discussion and Analysis of
Results of Operations and Financial Condition

For the three and nine months ended
September 30, 2015

November 5, 2015

NOTES TO READER

This Management's Discussion and Analysis ("MD&A") dated November 5, 2015 is intended to supplement HudBay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2015 and 2014 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS"), including International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc., including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), audited consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries as at September 30, 2015. "Hudbay Peru" refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia mine, and “Augusta” and “Hudbay Arizona” refer to HudBay Arizona Corporation (formerly named Augusta Resource Corporation), our wholly-owned subsidiary, which indirectly owns a 92.05% interest in the Rosemont project.

Change in Functional and Presentation Currency

The functional currency of each of our subsidiaries is the currency of the primary economic environment in which the entity operates. We reconsider the functional currency of our entities if there is a change in events and conditions which determined the primary economic environment. Prior to July 1, 2015, our consolidated interim financial statements were presented in Canadian dollars, which was our and all our material subsidiaries' functional currency, except for Hudbay Peru, HudBay (BVI) Inc. and the Hudbay Arizona entities, which have a functional currency of US dollars.

The ability of Hudbay Peru to repatriate funds in US dollars, as a result of reaching commercial production in the first half of 2015, and the purchase of Hudbay Arizona have significantly increased our exposure to the US dollar as cash inflows are now predominantly in US dollars and revenue and costs related to Constancia operations and Rosemont development are denominated in US dollars. Consequently, effective July 1, 2015 the US dollar was adopted as our corporate entity’s functional currency on a prospective basis. All our subsidiaries continue to measure the items in their financial statements using their functional currencies.

Effective July 1, 2015, we changed our presentation currency to US dollars from Canadian dollars. This change in presentation currency was made to better reflect our business activities, comprised primarily of US dollar revenues as well as associated US dollar denominated financings, and is consistent with our peers. The consolidated interim financial statements for all years presented have been translated into the new presentation currency in accordance with International Accounting Standard 21 The Effects of Changes in Foreign Exchange Rates. The consolidated income statements and consolidated statements of comprehensive income have been translated into the presentation currency using the average exchange rates prevailing during each monthly reporting period. All assets and liabilities have been translated using the period-end noon exchange rates. All resulting exchange differences have been recognized in the cumulative translation adjustment account. The balance sheet amounts previously reported in Canadian dollars have been translated into US dollars as at January 1, 2014 and December 31, 2014 using the period-end noon exchange rates of 1.0636 CAD/USD and 1.1601 CAD/USD, respectively. In addition, shareholders’ equity balances have been translated using historical rates based on rates in effect on the date of material transactions.

All amounts are in US dollars unless otherwise noted.

Forward-Looking Information

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at our mines and processing facilities, anticipated production from our projects and events that may affect our operations and development projects, anticipated sales of the excess copper concentrate inventory at Constancia, anticipated improvements of the recoveries at Constancia, the anticipated effect of external factors on revenue, such as commodity prices, the potential to refurbish the recently acquired New Britannia mill (“the NBM Mill”) and utilize it to process ore from our Lalor mine, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

−	the success of mining, processing, exploration and development activities;
−	the accuracy of geological, mining and metallurgical estimates;
−	the costs of production;
−	the supply and demand for metals we produce;
−	the supply and availability of concentrate for our processing facilities;
−	the supply and availability of third party processing facilities for our concentrate;
−	the supply and availability of all forms of energy and fuels at reasonable prices;
−	the availability of transportation services at reasonable prices;
−	the ability to successfully resolve logistical issues with respect to the transportation and shipping of concentrates;
−	no significant unanticipated operational or technical difficulties;
−	the execution of our business and growth strategies, including the success of our strategic investments and initiatives;
−	the availability of additional financing, if needed;
−	the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;
−	the timing and receipt of various regulatory and governmental approvals;
−	the availability of personnel for our exploration, development and operational projects and ongoing employee relations;
−	our ability to secure required land rights to mine the Pampacancha deposit in Peru;
−

maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia mine and Rosemont project and First Nations communities surrounding our Lalor and Reed mines;

−	no significant unanticipated challenges with stakeholders at our various projects;

−	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
−	no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;
−	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
−	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
−	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the permitting of the Rosemont project and related legal challenges), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, planned infrastructure improvements in Peru (including the expansion of the port in Matarani) not being completed on schedule, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

Presentation of Non-IFRS Financial Performance Measures

We use realized prices as a non-IFRS financial performance measure in our MD&A. For a detailed description, please see the discussion under “Financial Review” beginning on page 12 of our MD&A. In addition, we use operating cash flow per share and cash cost per pound of copper produced as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 29 of our MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia mine has been approved by Cashel Meagher, P. Geo, our Vice President, South America Business Unit. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). We also have equity investments in a number of junior exploration companies. Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to become a top-tier operator of long-life, low cost mines in the Americas. Our mission is to create sustainable value through increased commodity exposure on a per-share basis, in high-quality and growing long-life deposits in mining-friendly jurisdictions. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. We also have warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

SUMMARY

In the third quarter of 2015, operating cash flow before stream deposit and change in non-cash working capital increased to $79.9 million from $12.1 million in the third quarter of 2014.

The net loss and loss per share in the third quarter of 2015 were $11.8 million and $0.05, respectively, compared to net earnings and earnings per share of $46.2 million and $0.21, respectively, in the third quarter of 2014. Net loss and loss per share in the third quarter of 2015 were affected by, among other things, the following items:

	Pre-tax	After-tax	Per share
	loss	loss	loss
	($ millions)	($ millions)	($/share)
Arizona asset impairment	(34.5)	(21.4)	(0.09)
Net gain on mark-to-market of various financial instruments	5.4	5.4	0.02
Non-cash deferred tax adjustments	-	(2.9)	(0.01)
Foreign currency translation gain	4.0	2.9	0.01
Loss as a result of provisional pricing adjustments, net of hedging	(6.5)	(4.2)	(0.02)

Operating cash flows before stream deposit and changes in non-cash working capital increased 559% to $79.9 million for the three months ending September 30, 2015 compared to the same period in the prior year. The increase was the result of significant growth in production and sales of most metals as our Constancia mine achieved commercial production at the end of April 2015. Metals production increases included 389% for copper, 329% for silver, 45% for gold and 7% for zinc, and cash cost per pound of copper produced, net of by-product credits, was $0.90. While operating cash flows benefited from the significant increase in sales volumes and a low cash cost, these factors were partly offset by lower realized prices for all metals when compared to the prior year’s quarter.

However, net earnings decreased by $58.0 million. The change occurred primarily as a result of a $34.5 million impairment charge associated with equipment inherited from the acquisition of Augusta. In addition, in the third quarter of 2014 we recorded net gains of $56.2 million related to the Augusta acquisition.

At the Constancia mine, copper concentrate on site increased to approximately 65,000 tonnes at quarter-end. With a significant increase in our trucking capacity in Peru since the middle of September, considerable progress has been made in moving our excess copper concentrate from the Constancia site to port. The majority of the excess inventory is expected to be sold during the fourth quarter. Since September 30, 2015, inventory levels at the Constancia mine site have declined by approximately 30%.

We expect to achieve full year 2015 production and cost guidance for all of our operations.

As at September 30, 2015, we had total liquidity of approximately $300 million, including $114 million in cash and cash equivalents as well as commitments under our revolving credit facility. This does not include approximately $60 million in expected net cash flow from the sale of excess unsold copper concentrate inventory. We expect that our current liquidity and cash flows will be sufficient to meet our obligations in the coming year.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition ($000s)	Sep. 30, 2015	Dec. 31, 2014
Cash and cash equivalents	113,968	178,668
Working capital	78,642	87,166
Total assets	4,967,802	4,850,881
Equity	2,023,094	2,109,058

Financial Performance		Three months ended		Nine months ended
(in $ thousands, except per share and		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
cash cost amounts)		2015	2014	2015	2014
Revenue		269,808	170,233	549,410	394,821
(Loss) profit before tax		(16,132)	53,934	(73,431)	38,335
Basic and diluted (loss) earnings per share[1]		(0.05)	0.21	(0.32)	0.11
(Loss) profit		(11,833)	46,153	(75,960)	21,675
Operating cash flows before stream deposit and change in non-cash working capital		79,916	12,124	115,835	18,761
Operating cash flow per share [2]		0.34	0.05	0.49	0.09
Cash cost per pound of copper produced, net of by-product credits [2]		0.90	0.41	1.09	1.61
Production
Contained metal in concentrate[3]
Copper	tonnes	47,921	9,798	99,141	27,531
Gold	oz	26,541	18,279	73,433	53,909
Silver	oz	835,430	194,809	1,925,662	576,160
Zinc	tonnes	24,165	22,653	70,557	63,429

Metal Sold
Payable metal in concentrate
Copper	tonnes	39,023	11,647	75,886	25,552
Gold	oz	34,370	21,150	61,895	50,657
Silver	oz	593,650	209,377	1,122,061	503,284
Refined zinc	tonnes	25,420	28,835	74,856	74,290

1 Attributable to owners of the Company.
2 Operating cash flow per share and cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 29 of this MD&A.
3 Metal reported in concentrate is prior to refining losses or deductions associated with smelter contract terms.

RECENT DEVELOPMENTS

Arizona

As indicated, there was an impairment loss recognized of $34.5 million to reflect the orderly liquidation value of the previously purchased equipment and certain long lead equipment deposits in the Arizona business unit. This followed from the completion of a value engineering process in the second and third quarters of 2015, which deemed that certain equipment previously purchased or ordered by prior Augusta management is unsuitable to achieve the design objectives for Rosemont and different equipment will better meet Rosemont's objectives while observing permitting commitments. Although our valuation assumptions in determining the Augusta purchase price allocation allowed for additional capital spending beyond Augusta's previous guidance, the purchase price allocation valued this equipment at cost based on the information available at the time.

Revolving Credit Facility

In August 2015, we increased the size of our corporate revolving credit facility from $300 million to $400 million. The upsized credit facility has substantially similar terms to our previous revolving credit facility and is repayable in March 2018.

Collective Bargaining Agreements

The collective agreements with each of the seven labour unions representing employees at our Manitoba business unit expired on December 31, 2014. All seven unions have now ratified new three-year agreements that provide enhancements to wage rates, pensions and benefits. The labour disruption experienced in the second and third quarters is now over.

Sale of Balmat

On November 2, 2015, we completed the sale of Balmat Holding Corporation to Northern Zinc, LLC and Northern Zinc, LLC was concurrently acquired by Star Mountain Resources, Inc. (“Star Mountain”). On closing, we received 550,000 shares of Star Mountain common stock and $1 million in cash; we previously received $0.5 million in upfront deposit payments and we are entitled to receive up to an additional $15.5 million in future cash payments or, at Star Mountain’s election, $7 million in cash within three months of the closing date.

Conversion to US Dollar Reporting

Following the declaration of commercial production at Constancia, we have determined that, effective July 1, 2015, the appropriate functional currency of our corporate entity has changed from Canadian dollars to US dollars. In addition, we have changed our presentation currency to US dollars effective with our consolidated interim financial statements for the three and nine months ended September 30, 2015, with comparative periods restated.

MANITOBA OPERATIONS REVIEW

		Three months ended		Nine months ended		Guidance
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
		2015	2014	2015	2014	2015
Ore mined	tonnes	584,141	623,987	1,860,692	1,831,715
Ore milled	tonnes	606,486	609,393	1,869,955	1,772,973
Copper	%	1.85	1.76	1.81	1.73
Zinc	%	4.54	4.28	4.34	4.16
Gold	g/tonne	1.83	1.57	1.78	1.63
Silver	g/tonne	16.80	19.82	17.38	20.49
Copper concentrate	tonnes	43,048	41,091	132,847	116,870
Concentrate grade	% Cu	23.87	23.84	23.32	23.56
Zinc concentrate	tonnes	46,555	43,533	137,030	122,704
Concentrate grade	% Zn	51.90	52.04	51.49	51.69
Copper recovery	%	91.7	91.3	91.5	89.8
Zinc recovery	%	87.8	86.9	86.9	86.0
Gold recovery	%	55.5	59.5	57.1	58.1
Silver recovery	%	52.3	50.2	54.8	49.3
Contained metal in concentrate produced
Copper	tonnes	10,274	9,798	30,979	27,531	40,000-50,000
Zinc	tonnes	24,165	22,653	70,557	63,429	95,000-120,000
Gold	oz	19,829	18,279	61,154	53,909
Silver	oz	171,493	194,809	572,512	576,160
Precious metals[1]	oz	22,687	21,526	70,696	63,512	85,000-105,000
Combined operating costs (mines and mills)[2,3]	C$/tonne	88.56	66.12	86.28	71.96	73 - 88
Copper cash costs, net of by-product credits[3,4]	$/lb	0.66	0.41	1.16	1.61

1 For 2015 precious metals production and guidance, silver is converted to gold at a ratio of 60:1. For 2014 precious metals production, silver is converted to gold at realized prices.
2 Reflects combined mine and mill costs per tonne of ore milled.
3 Combined operating costs and copper cash costs, net of by-product credits, exclude costs and tonnes associated with pre-commercial production output.
4 Copper cash costs, net of by-product credits are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 29 of our MD&A.

For the third quarter of 2015, ore processed was relatively consistent compared to the same period of 2014. Compared to the same quarter of the prior year, gold, zinc and copper grades were 17%, 6% and 5% higher, respectively, and silver grades were 15% lower as a result of normal mine sequencing. Recoveries of copper, zinc and silver in the third quarter of 2015 were consistent with the same period of 2014, and recovery of gold was 7% lower as a result of lower gold grades in ore processed by the Flin Flon mill. Combined operating costs per tonne of ore processed in the third quarter of 2015 were 34% higher, compared to the same period in 2014, primarily due to increased commercial production at our Snow Lake operations, which have higher unit costs, as well as increased unit costs at our Flin Flon operations resulting from decreased production at the 777 mine. In the fourth quarter of 2015, we expect to realize sequential improvements in metals production and unit costs per tonne of ore processed as the 777 mine is beginning to benefit from the effects of its planned mine fleet renewal.

Year-to-date ore processed was 5% higher than the same period in 2014 as a result of increased production from Lalor and Reed. Year-to-date gold, copper and zinc grades were 9%, 5% and 4% higher, respectively, and silver grades were 15% lower, compared to the same period of 2014 as a result of normal mine sequencing. Year-to-date recoveries of copper, zinc and gold were consistent with the same period of 2014. Recoveries of silver were 11% higher compared to the same period of 2014. Combined operating costs per tonne of ore processed year-to-date in 2015 were 20% higher, compared to the same period in 2014, primarily due to the same factors that affected third quarter production and costs.

Metal production and combined operating costs per tonne in Manitoba are expected to be within guidance ranges for 2015.

Zinc Plant

		Three months ended		Nine months ended		Guidance
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
Zinc Production		2015	2014	2015	2014	2015
Zinc Concentrate Treated
Domestic	tonnes	42,818	39,829	129,008	106,080
Purchased	tonnes	5,754	12,620	22,161	47,389
Total	tonnes	48,572	52,449	151,169	153,469	190,000-235,000
Refined Metal Produced
Domestic	tonnes	21,774	20,324	63,734	53,017
Purchased	tonnes	3,015	6,394	11,358	23,925
Total	tonnes	24,789	26,718	75,092	76,942	95,000-120,000

		Three months ended		Nine months ended		Guidance
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
Unit Operating Costs		2015	2014	2015	2014	2015
Zinc Plant	C$/lb	0.35	0.32	0.36	0.35	0.31 - 0.38

Production of cast zinc in the third quarter of 2015 was 7% lower compared to the same period in 2014 as a result of decreased availability of zinc concentrate. Operating costs per pound of zinc metal produced in the third quarter and the first nine months of 2015 were 9% and 3% higher, respectively, compared to the same periods in 2014, which was primarily a result of reduced production.

Metal Sold

		Three months ended		Nine months ended
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
		2015	2014	2015	2014
Payable metal in concentrate
Copper	tonnes	11,632	11,647	30,090	25,552
Gold	oz	29,612	21,150	53,914	50,657
Silver	oz	264,702	209,377	473,216	503,284
Refined zinc	tonnes	25,420	28,835	74,856	74,290

CONSTANCIA OPERATIONS REVIEW

		Three months ended		Nine months ended		Guidance
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Annual
		2015	2014	2015	2014	2015

Ore mined	tonnes	9,205,199	-	17,593,220	-

Ore milled	tonnes	7,059,391	-	16,076,105	-
Copper	%	0.70	-	0.62	-
Gold	g/tonne	0.07	-	0.07	-
Silver	g/tonne	6.22	-	6.04	-
Copper concentrate	tonnes	140,363	-	250,207	-
Concentrate grade	% Cu	26.82	-	27.24	-
Copper recovery	%	76.6	-	68.4	-
Gold recovery	%	42.5	-	34.6	-
Silver recovery	%	47.0	-	43.3	-
Contained metal in concentrate produced
Copper	tonnes	37,647	-	68,162	-	100,000 - 125,000
Gold	oz	6,712	-	12,279	-
Silver	oz	663,937	-	1,353,150	-
Precious metals [1]	oz	17,778	-	34,832	-	50,000 - 65,000
Combined unit operating costs [2,3]	$/tonne	7.77	-	8.30	-	9.00 -10.90
Copper cash costs, net of by-product credits[3,4]	$/lb	0.96	-	1.05	-

1 For precious metals production and guidance, silver is converted to gold at a ratio of 60:1.
2 Reflects combined mine and mill costs per tonne of ore milled. Peru operations combined mine and mill unit costs include general and administrative (“G&A”) costs and reflect the deduction of expected deferred stripping costs.
3 Combined operating costs and cash costs, net of by-product credits, exclude costs and tonnes associated with pre-commercial production output.
4 Copper cash costs, net of by-product credits are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 29 of our MD&A. These cost statistics reflect results subsequent to the declaration of commercial production on May 1, 2015, while production volumes include production before and after the declaration of commercial production.

During the third quarter of 2015 mining operations continued as planned and cost optimization is underway. Equipment availabilities are within design parameters and both loading and hauling efficiencies remain consistent with expectations.

Optimization of plant performance remains the primary focus, as more is understood about varying ore types. During September, copper recoveries plateaued at 80% due to a greater presence of oxide minerals than previously anticipated in the upper sequence of the mine. However, metals production targets continue to be achieved as the reduced ore recovery has been offset by higher-than-expected copper grades and ore throughput. Monthly ore throughput increased from 2 million tonnes in July to 2.6 million tonnes in September.

During the third quarter of 2015, shipments of copper concentrate from the Constancia mine to the port in Matarani were principally constrained by truck driver availability, and truck turnaround time due to road refurbishment. Due to these issues and the rapid ramp up in production, concentrate on site grew to approximately 65,000 tonnes at quarter end. With a significant increase in our trucking capacity in Peru since the middle of September, considerable progress has been made in moving our excess copper concentrate from the Constancia site to port. The majority of the excess inventory is expected to be sold during the fourth quarter. Since September 30, 2015, inventory levels at the Constancia mine site have declined by approximately 30%.

Commissioning of the molybdenum concentrate circuit has been delayed into the fourth quarter due to the availability of key reagents and due to ore characteristics.

Metal production and combined operating costs per tonne at Constancia are expected to be within guidance ranges for 2015.

Metal Sold

		Three months ended		Nine months ended
		Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
		2015	2014	2015	2014
Payable metal in concentrate
Copper	tonnes	27,391	-	45,796	-
Gold	oz	4,758	-	7,981	-
Silver	oz	328,948	-	648,845	-

FINANCIAL REVIEW

Financial Results

In the third quarter of 2015, we recorded a loss of $11.8 million compared to a profit of $46.2 million for the same period in 2014, a decrease of $58.0 million.

Year-to-date 2015, we recorded a loss of $76.0 million compared to a profit of $21.7 million in the same period in 2014, a decrease of $97.7 million.

The following table provides further details on these variances:

	Three months ended	Nine months ended
(in $ millions)	Sep. 30, 2015	Sep. 30, 2015
Increase (decrease) in components of profit or loss:
Revenues	99.6	154.6
Cost of sales
Mine operating costs	(44.3)	(83.8)
Depreciation and amortization	(41.8)	(61.9)
Tax and other	(71.5)	(106.6)

Increased loss for the period	(58.0)	(97.7)

For the third quarter of 2015, we increased our gross profit by $13.5 million. This increase in gross profit is mainly the result of higher sales volumes resulting from increased production at our Lalor and Reed mines and the achievement of commercial production at Constancia during the second quarter of 2015, offset by higher depreciation compared to the same period in 2014.

Tax and other costs were higher by $71.5 million in the third quarter of 2015 compared the prior period of 2014 as a result of a non-cash impairment loss of $34.5 million related to equipment previously purchased or ordered by prior Augusta management, which has been determined to be unsuitable to meet the design objectives for Rosemont. In addition, in the prior period there was a one-time gain on disposition of Augusta shares of $45.6 million and higher interest expense of $20.7 million in the current quarter as long-term debt interest is no longer being capitalized to the Constancia mine effective May 1, 2015. These were partially offset by non-recurring Augusta-related transaction costs of $9.4 million, which were incurred during the third quarter of 2014, a $7.8 million decrease in selling and administrative expenses mainly from lower stock-based compensation costs, as well as a tax recovery incurred during the third quarter of 2015, which resulted in a change in tax expense of $12.1 million.

Year-to-date we increased our gross profit by $8.9 million. This is mainly the result of higher sales volumes resulting from increased production at Constancia, Lalor and Reed. Offsetting this was higher depreciation expense and a $17.1 million one-time adjustment for pension past service cost related to new collective bargaining agreements in Manitoba incurred during the second quarter of 2015.

Revenue

Total revenue for the third quarter of 2015 was $269.8 million, $99.6 million higher than the same period in 2014, primarily as a result of higher sales volumes with the completion of the Constancia mine, partially offset by lower realized prices and higher treatment and refining charges.

Year-to-date revenue was $549.4 million, $154.6 million higher than the same period in 2014, primarily due to the same factors that affected third quarter results. The following table provides further details of this variance:

	Three months ended	Nine months ended
(in $ millions)	Sep. 30, 2015	Sep. 30, 2015
Metals prices[1]
Lower copper prices	(21.7)	(38.8)
Lower zinc prices	(8.2)	(4.2)
Lower gold prices	(2.0)	(0.2)
Lower silver prices	(0.5)	(0.1)
Sales volumes
Higher copper sales volumes	130.2	267.0
(Lower) higher zinc sales volumes	(8.3)	1.3
Higher gold sales volumes	15.3	10.7
Higher silver sales volumes	5.5	8.1
Other
Derivative mark-to-market decrease	(0.9)	(4.7)
Pre-production revenue decrease (increase)	9.1	(49.5)
Other volume and pricing differences	0.4	(0.6)
Effect of higher treatment and refining charges	(19.3)	(34.4)

Increase in revenue in 2015 compared to 2014	99.6	154.6

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ millions)	2015	2014	2015	2014
Copper	189.2	77.7	402.6	174.9
Zinc	50.0	69.9	164.2	172.2
Gold	40.4	27.1	74.6	63.7
Silver	9.5	4.4	18.5	10.4
Other	0.9	1.1	2.9	3.2
Gross revenue[1]	290.0	180.2	662.8	424.4
Treatment and refining charges	(27.9)	(8.6)	(55.6)	(21.2)
Pre-production revenue	7.7	(1.4)	(57.8)	(8.4)
Revenue	269.8	170.2	549.4	394.8

1 Copper, gold and silver revenues include unrealized gains and losses related to non-hedge derivative contracts including fixed for floating swaps, that are included in realized prices. Zinc and copper revenues include unrealized gains and losses related to non-hedge derivative contracts including costless collars that are not included in realized prices.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

Beginning for the three and nine months ended September 30, 2015 and 2014, we have amended the methodology for determining realized prices. For sales of copper, gold and silver where there are outstanding hedges (“QP hedges”) which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements, we will no longer remove the impact of derivative mark-to-market adjustments on QP hedges included in revenues reported in the consolidated interim financial statements. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts, so this change is expected to result in a realized price that is better reflective of the proceeds we expect to receive. There has been no change in the realized price calculation methodology for zinc or where copper, gold and silver are being hedged using derivatives other than QP hedges.

Our realized prices for the third quarter and year-to-date 2015 and 2014 are summarized below:

			Realized prices[1] for the			Realized prices[1] for the
			Three months ended			Nine months ended
		LME QTD	Sep. 30,	Sep. 30,	LME YTD	Sep. 30,	Sep. 30,
		2015[2]	2015	2014	2015[2]	2015	2014
Prices
Copper[3]	$/lb	2.38	2.20	2.99	2.59	2.41	3.06
Zinc[3]	$/lb	0.84	0.95	1.10	0.93	1.02	1.05
Gold[3,4]	$/oz		1,176	1,284		1,203	1,259
Silver[3,4]	$/oz		16.04	21.06		16.49	20.73

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.
2 London Metal Exchange average for copper and zinc prices.
3 Copper, gold and silver revenues include unrealized gains and losses related to non-hedge derivative contracts including fixed for floating swaps, that are included in realized prices. Zinc and copper revenues include unrealized gains and losses related to non-hedge derivative contracts including costless collars, that are not included in realized prices.
For the three months ended September 30, 2015, the unrealized component of the zinc derivative resulted in a loss of $0.06/lb.
For the three months ended September 30, 2014, the unrealized component of the copper derivative resulted in a gain of $0.05/lb.
4 Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 17.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated interim financial statements.

Three months ended September 30, 2015
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	189.2	50.0	40.4	9.5	0.9	290.0
Derivative mark-to-market and other	-	3.4	-	-	-	3.4
Revenue, excluding unrealized derivative mark-to-market	189.2	53.4	40.4	9.5	0.9	293.4
Payable metal in concentrate sold [1]	39,023	25,420	34,370	593,650	-	-
Realized price [2,4]	4,848	2,100	1,176	16	-	-
Realized price [3,4]	2.20	0.95	-	-	-	-
Nine months ended September 30, 2015
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	402.6	164.2	74.6	18.5	2.9	662.8
Derivative mark-to-market and other	-	4.4	-	-	-	4.4
Difference in average versus realized exchange rate	0.7	0.3	(0.2)	-	-	0.8
Revenue, excluding unrealized derivative mark-to-market	403.3	168.9	74.4	18.5	2.9	668.0
Payable metal in concentrate sold [1]	75,886	74,856	61,895	1,122,061	-	-
Realized price [2,4]	5,315	2,257	1,203	16	-	-
Realized price [3,4]	2.41	1.02	-	-	-	-

Three months ended September 30, 2014
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	77.7	69.9	27.1	4.4	1.1	180.2
Derivative mark-to-market and other	(1.2)	(0.2)	-	-	-	(1.4)
Difference in average versus realized exchange rate	0.3	0.1	0.1	-	-	0.5
Revenue, excluding unrealized derivative mark-to-market	76.8	69.8	27.2	4.4	1.1	179.3
Payable metal in concentrate sold [1]	11,647	28,835	21,150	209,377	-	-
Realized price [2,4]	6,589	2,424	1,284	21	-	-
Realized price [3,4]	2.99	1.10	-	-	-	-
Nine months ended September 30, 2014
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	174.9	172.2	63.7	10.4	3.2	424.4
Derivative mark-to-market and other	(3.0)	(0.6)	0.1	-	-	(3.5)
Difference in average versus realized exchange rate	0.2	0.3	0.1	-	-	0.6
Revenue, excluding unrealized derivative mark-to-market	172.1	171.9	63.9	10.4	3.2	421.5
Payable metal in concentrate sold [1]	25,552	74,290	50,657	503,284	-	-
Realized price [2,4]	6,738	2,314	1,259	21	-	-
Realized price [3,4]	3.06	1.05	-	-	-	-

1 Copper and zinc shown in tonnes and gold and silver shown in ounces.
2 Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.
3 Realized price for copper and zinc in $/lb.
4 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Metal Prices

During the third quarter of 2015, copper and zinc prices declined as market concerns about Chinese economic growth precipitated broad-based declines in commodity prices. Copper prices ranged between $2.61/lb and $2.22/lb, and zinc prices ranged between $0.95/lb and $0.72/lb. In September and October, a variety of production curtailments were announced by major copper and zinc producers in response to the decline in prices. Although copper and zinc demand will remain highly dependent on the path of Chinese economic growth, the prompt response to lower prices by higher-cost producers is expected to provide support to copper and zinc prices at current levels.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Nine months ended
		Sep. 30, 2015		Sep. 30, 2015
		Manitoba	Peru	Manitoba	Peru
Gold	oz	10,608	2,701	26,727	5,924
Silver	oz	115,321	328,948	254,100	648,845
Gold deferred revenue drawdown rate[1]	$/oz	946.05	436.45	977.77	436.45
Gold cash rate [2]	$/oz	404.00	400.00	404.00	400.00
Silver deferred revenue drawdown rate[1]	$/oz	19.17	7.63	19.76	7.63
Silver cash rate [2]	$/oz	5.96	5.90	5.96	5.90

		Three months ended		Nine months ended
		Sep. 30, 2014		Sep. 30, 2014
		Manitoba	Peru	Manitoba	Peru
Gold	oz	15,287	-	35,176	-
Silver	oz	153,983	-	360,800	-
Gold deferred revenue drawdown rate[1]	$/oz	872.35	-	869.98	-
Gold cash rate [2]	$/oz	400.00	-	400.00	-
Silver deferred revenue drawdown rate[1]	$/oz	16.19	-	16.13	-
Silver cash rate [2]	$/oz	5.90	-	5.90	-

1 Deferred revenue amortization is recorded in Manitoba at C$1,242.78/oz and C$25.18/oz for gold and silver respectively (2014 -C$948.98/oz and C$17.59/oz) and converted to US dollars at the exchange rate in effect at the time of revenue recognition.
2 The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, for Manitoba, on August 1, the cash rate will increase by 1% compounded.

Cost of Sales

Our detailed cost of sales is summarized as follows:

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ thousands)	2015	2014	2015	2014
Manitoba mines	29,751	24,639	93,222	79,508
Manitoba concentrators	9,384	9,573	29,133	28,345
Zinc plant	14,398	17,524	46,836	54,913
Constancia mine	17,207	-	25,822	-
Constancia concentrator	27,082	-	48,461	-
Purchased ore and concentrate (before inventory changes)	4,713	6,494	28,163	51,279
Changes in domestic inventory	3,825	25,582	(38,698)	(4,772)
Depreciation and amortization - Manitoba	31,974	27,085	78,543	62,823
Depreciation and amortization - Peru	36,869	-	46,159	-
Other charges - Manitoba	27,495	30,806	91,645	72,116
Other charges - Peru	25,081	-	40,563	-

Cost of sales	227,779	141,703	489,849	344,212

Total cost of sales for the third quarter of 2015 was $227.8 million, reflecting an increase of $86.1 million from the third quarter of 2014. Cost of sales related to Manitoba mines, Constancia and depreciation were all higher as a result of the Lalor production shaft and the Constancia mine and concentrator being in commercial production. These costs were partially offset by lower costs of purchased zinc concentrate due to less purchased concentrate being required as a result of increased domestic production. Other charges related to Peru increased by $25.1 million as a result of Constancia being in commercial production. For Manitoba, costs incurred in Canadian dollars are lower in US dollar terms in the current period as a result of Canadian dollar depreciation.

Year-to-date cost of sales was $489.8 million, an increase of $145.6 million compared to the same period in 2014. Cost of sales related to Manitoba mines, Contancia and depreciation costs were all higher as a result of Constancia, Lalor and Reed being in commercial production. These costs were partially offset by lower costs of purchased zinc concentrate. Other charges increased by $60.1 million as a result of Constancia being in commercial production, increased distribution costs as a result of increased sales volumes, as well as approximately $17.1 million of past service pension costs associated with new collective bargaining agreements in Manitoba. In Manitoba, costs incurred in Canadian dollars are lower in US dollars terms in 2015 as a result of Canadian dollar depreciation.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 8 of this MD&A.

For the third quarter of 2015, other significant variances in expenses, compared to the same period in 2014, include the following:

−

Selling and administrative expenses decreased by $7.8 million compared to the same period in 2014. This was mainly caused by the deferred and restricted share unit costs decreasing by $5.8 million as a result of a lower share price. The prior period also included $0.9 million of costs associated with the integration of Augusta into Hudbay.

−

Other operating income and expenses decreased by $3.1 million in the third quarter of 2015, compared to the same period in 2014, due to one-time integration costs associated with the acquisition of the Arizona business unit in the comparable period.

−

Asset impairment expenses were $34.5 million in the third quarter of 2015. This mainly resulted from an impairment charge taken in the Arizona business unit related to certain equipment and long lead equipment deposits that management determined were unsuitable to achieve design objectives for Rosemont.

−

Finance expenses increased by $23.6 million compared to the same quarter in the prior year mostly as a result of the achievement of commercial production at Constancia effective May 1, 2015. This triggered the cessation of capitalization of interest costs associated with our senior unsecured notes resulting in the recognition of approximately $20.7 million of interest costs on the consolidated interim income statements. In addition, we incurred higher interest costs and amortization of finance fees, which were a function of drawdowns on the corporate senior secured revolving credit facility and the Constancia standby credit facility.

−	Other finance gains decreased by $46.2 million, compared to the same period in 2014, primarily as a result of:

−

Foreign exchange gains increased by $13.6 million to $4.0 million compared to foreign exchange losses of $9.6 million in the third quarter of the prior year. The comparative period’s foreign exchange losses were a function of a weakening Canadian dollar versus the US dollar in that period with HudBay Minerals Inc., the “parent entity,” holding a net US denominated monetary liability position. Effective July 1, 2015, as a result of the achievement of commercial production at Constancia, the parent entity changed its functional currency to US dollars. This has resulted in the parent entity’s exposure to foreign exchange on the consolidated interim income statements shifting from US monetary positions to non-US monetary positions. Therefore, on a prospective basis, the US denominated high yield debt being held by the parent entity no longer generates foreign exchange movement on the consolidated interim income statements. The $4.0 million foreign exchange gain recorded in the third quarter of 2015 is mostly a function of a weakening Canadian dollar versus the US dollar providing gains on US denominated receivables in the Manitoba business unit and Canadian denominated liabilities in the parent entity.

−	In the comparable period of 2014, we incurred one-time gains on the revaluation of previously owned shares in Augusta of $45.7 million upon the acquisition of control of the Arizona business unit.
−

A fair value adjustment on the embedded derivative related to the senior unsecured notes and our gold option liability related to the New Britannia acquisition resulted in a loss of $8.1 million in the third quarter of 2015 compared to a loss of $1.4 million in the third quarter of 2014.

−	Mark-to-market on warrants resulted in gains of $13.5 million in the third quarter of 2015 compared to gains of $20.0 million in the third quarter of 2014.
−

Impairment, disposals and mark-to-market on held for trading investments resulted in a loss of $1.1 million in the third quarter of 2015 compared to a loss of $0.2 million in the third quarter of 2014.

For 2015 year-to-date, other significant variances in expenses from operations, compared to 2014, include the following:

−

Selling and administrative expenses decreased by $6.7 million. This was mainly caused by the deferred and restricted share unit costs decreasing by $5.1 million compared to the same period of the prior year as a result of a lower share price. The prior period also included $0.9 million of costs associated with the integration of Augusta into Hudbay.

−

Other operating income and expenses decreased by $2.7 million compared to the same period in the prior year due to one-time integration costs associated with the acquisition of the Arizona business unit in the comparable period.

−

Asset impairment expenses were $54.5 million for year-to-date 2015. This resulted mainly from an impairment of $34.5 million in the Arizona business unit in the third quarter of 2015, as described above, and an impairment charge of $19.9 million taken in the second quarter of 2015 as a result of the decision not to proceed with construction of a new concentrator at Lalor following the acquisition of the NBM Mill in May 2015.

−	Loss on disposal of subsidiary of $5.9 million in the first quarter of 2014 is the result of the sale of our wholly owned subsidiary, Hudbay Michigan Inc.

−

Finance expenses increased by $41.9 million compared to the same period last year mostly as a result of the achievement of commercial production at Constancia effective May 1, 2015. This triggered the cessation of capitalization of interest costs associated with our senior unsecured notes resulting in the recognition of approximately $33.7 million of interest costs on the consolidated interim income statements. In addition, we incurred higher interest costs and amortization of finance fees, which were a function of drawdowns on the corporate senior secured revolving credit facility and the Constancia standby credit facility.

−	Other finance gains decreased by $53.5 million, compared to the same period in 2014, primarily as a result of:

−

Foreign exchange losses decreased by $8.1 million to $1.1 million compared to foreign exchange losses of $9.1 million in the comparable period. The comparative period’s foreign exchange losses were a function of a weakening Canadian dollar versus the US dollar in that period with HudBay Minerals Inc., the “parent entity,” holding a net US denominated monetary liability position. Effective July 1, 2015, as a result of the achievement of commercial production of the Peru business unit, the parent entity changed its functional currency to US dollars. This has resulted in the parent entity’s exposure to foreign exchange on the consolidated interim income statements shifting from US monetary positions to non-US monetary positions. Therefore, on a prospective basis, the US dollar denominated high yield debt being held by the parent entity no longer generates foreign exchange movement on the consolidated interim income statements. The $1.1 million foreign exchange loss recorded year-to-date in 2015 is therefore a blend of the parent entity holding US dollar denominated monetary liabilities for the first two quarters of the year resulting in losses from a weakening Canadian dollar being partially offset by gains on US dollar denominated receivables in the Manitoba business unit.

−	In the comparable period of 2014, we incurred one-time gains on the revaluation of previously-owned shares in Augusta of $45.7 million upon the acquisition of control of the Arizona business unit.
−	Mark-to-market on warrants resulted in gains of $11.0 million in the current year-to-date period compared to gains of $20.0 million in the comparative period of 2014.
−

Fair value adjustments on the embedded derivative related to the senior unsecured notes resulted in losses of $0.9 million in the current year-to-date period compared to gains of $3.2 million in the comparable period of 2014.

−

Impairment, disposals and mark-to-market on held-for-trading investments resulted in losses of $4.0 million in the current year-to-date period compared to losses of $1.2 million in the comparable period of 2014.

The following is a breakdown of the impact of foreign currency translation to total equity:

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ millions)	2015	2014	2015	2014
Loss on Peruvian nuevo sol denominated transactions, primarily statutory receivables	(2.0)	(3.4)	(6.1)	(3.9)
Loss on revaluation of USD denominated long-term debt interest expense accrued and USD denominated intercompany balances	-	(15.3)	(6.7)	(19.0)
Loss on revaluation of CAD denominated intercompany balances	(1.3)	-	(1.3)	-
Gain on revaluation of foreign denominated cash balances	1.7	5.8	6.7	9.5
Gain on revaluation of CAD denominated working capital balances	2.5	-	2.5	-
Gain on working capital and other small entities	3.1	3.3	3.8	4.3
Total pre-tax gain (loss)	4.0	(9.6)	(1.1)	(9.1)
Total tax expense related to translation	(1.1)	(3.0)	(1.2)	(3.8)
Total gain (loss) to the income statements	2.9	(12.6)	(2.3)	(12.9)
Cumulative translation adjustment (loss) gain in other comprehensive income related to translation of entities with currencies other than our presentation currency	(20.7)	(6.9)	(34.0)	-

Total decrease to equity	(17.8)	(19.5)	(36.3)	(12.9)

Tax (Recovery) Expense

For the three and nine months ended September 30, 2015 tax expense decreased by $12.1 million and $14.1 million, respectively, compared to the same period in 2014. The following table provides further details:

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ thousands)	2015	2014	2015	2014
Deferred tax (recovery) expense - income tax [1]	(7,361)	1,715	(11,932)	8,190
Deferred tax expense - mining tax [1]	336	3,666	3,078	7,585
Total deferred tax (recovery) expense	(7,025)	5,381	(8,854)	15,775
Current tax expense (recovery) - income tax	2,539	(1,573)	6,305	601
Current tax expense - mining tax	187	3,973	5,078	284
Total Current tax expense	2,726	2,400	11,383	885

Tax (recovery) expense	(4,299)	7,781	2,529	16,660

1 Deferred tax (recovery) expense represent our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on the loss before tax for 2015 year-to-date was approximately 7.7% (2014 year-to-date - negative 22.9%) . Applying the estimated Manitoba statutory income tax rate of 27.0% to our loss before taxes of $73.4 million would have resulted in a tax recovery of approximately $19.8 million; however, we recorded an income tax recovery of $5.6 million (2014 year-to-date expense - $8.8 million). The significant items causing our effective income tax rate to be different than the 27.0% estimated Manitoba statutory income tax rate include:

−

Certain deductible temporary differences with respect to Manitoba relating to decommissioning and restoration and other employee benefit liabilities were not recognized as we have determined that it is not probable that we will realize the recovery, adjusted for the application of the average annual effective tax rate methodology, resulting in an increase in deferred tax expense of approximately $6 million (2014 year-to-date - expense of $0.4 million);

−

Certain deductible temporary differences with respect to our foreign operations benefited from an income tax rate other than the Manitoba statutory income tax rate of 27.0%, resulting in a decrease in deferred tax expense of $6.2 million;

−

Certain taxable temporary differences were determined probable to reverse within the timeframe of the 15 year tax stability agreement in Peru and will be subject to the higher applicable tax rates in Peru, resulting in an increase in deferred tax expense of $4.5 million;

−

An increase in the deferred tax expense of $2.9 million due to the fact that certain Canadian non-monetary assets are recognized at historical cost while the tax base of the assets change as exchange rates fluctuate, which gives rise to taxable temporary differences;

−

Certain of our foreign operations incurred losses of $3.7 million, the tax benefit of which has not been recognized since we determined it is not probable that we will realize the benefit of these losses, resulting in an increase in deferred tax expense of $1.0 million (2014 year-to-date - expense of $1.2 million);

−

The tax benefit of certain Peruvian expenses were not recorded in the year since it was not considered probable that the benefit of these expenses would be realized, resulting in an increase in deferred tax expense of approximately $3.7 million (2014 year-to-date - $3.5 million) in the year; and,

−

Increases to our decommissioning and restoration liabilities resulting from a decrease in discount rates required us to record a corresponding non-cash increase to property, plant, and equipment. We recognized a deferred tax expense of $1.6 million (2014 year-to-date - $3.7 million) related to the increase in property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined it is not probable that we will realize the benefit of the recovery.

Mining Tax Expense

Applying the Manitoba statutory income tax rate of 10.0% to our loss before taxes for the year-to-date period of $73.4 million would have resulted in a tax recovery of approximately $7.3 million and we recorded a mining tax expense of $8.2 million (2014 year-to-date - $7.9 million). For the 2015 year-to-date period, our effective rate for mining taxes was approximately negative 11.1% (2014 year-to-date - negative 20.5%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

−	10% of total mining taxable profit if mining profit is $50 million or less;
−	15% of total mining taxable profit if mining profits are between $55 million and $100 million; and
−	17% of total mining taxable profit if mining profits exceed $105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0% .

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at September 30, 2015 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Secured Revolving Credit Facility

On March 13, 2015, we completed an expansion of our corporate revolving credit facility from $100 million to $300 million. On August 19, 2015, we completed a further expansion of the facility from $300 million to $400 million.

The $400 million revolving credit facility has substantially similar terms to the previous credit facility it replaced. It is intended to provide us with additional liquidity as the Constancia mine ramps up to full production and to support our growth initiatives. The new credit facility matures in March 2018. As at September 30, 2015, we were in compliance with our covenants under the facility.

At September 30, 2015, $52.2 million of letters of credit had been advanced under the credit facility to support our reclamation obligations in Manitoba. Including borrowings and letters of credit, a total of $214.2 million was drawn down under the facility at September 30, 2015.

Equipment Finance Facility

In October 2013, we entered into an equipment financing facility to finance the purchase of components of the mobile fleet at our Constancia project. Loans pursuant to the equipment financing facility have a term of six years, amortized on a quarterly basis, and are secured by the financed equipment. As at September 30, 2015, we had approximately $73.1 million owing under the facility.

Constancia Standby Credit Facility

In June 2014, we entered into a $150 million standby credit facility to provide financing for expenditures on the Constancia mine, if required. Drawdowns under the facility are repayable in quarterly instalments beginning December 31, 2015 and ending September 30, 2018. The facility is secured by the assets of our Peru business unit. As at September 30, 2015, we had $150 million owing under the facility.

Financial Condition

Financial Condition as at September 30, 2015 compared to December 31, 2014

Cash and cash equivalents decreased by $64.7 million from December 31, 2014 to $114.0 million as at September 30, 2015. This decrease was mainly a result of $392.7 million of investments primarily at our Constancia project, interest payments of $96.3 million and deposits of restricted cash in Peru of $22.8 million. These amounts were partly offset by net borrowings from various long term financing facilities of $317.6 million, operating cash flow of $117.3 million and $35.6 million of value added tax refunds from the Peruvian government. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $8.5 million to $78.6 million from December 31, 2014 to September 30, 2015. In addition to the decreased cash and cash equivalents position:

−

Receivables increased by $23.4 million, primarily due to an increase in trade receivables related to the commencement of commercial production at Constancia partially offset by Peruvian sales tax refunds;

−	Inventories increased by $66.6 million as a result of timing of concentrate shipments;
−	Prepaid expenses and other current assets increased by $37.3 million primarily as a result of prepaid interest, which is not yet due;
−	Trade and other payables increased by $17.3 million primarily as a result of timing of interest payments on long-term debt partially offset by reduced development activities at Constancia;
−	Current portion of long-term debt increased by $58.0 million mainly as a result of the Constancia standby credit facility; and
−	Current portion of deferred revenue decreased by $1.2 million in relation to anticipated precious metals production.

Cash Flows

The following table summarizes our cash flows for the three and nine months ended September 30, 2015 and September 30, 2014.

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ thousands)	2015	2014	2015	2014
(Loss) profit for the period	(11,833)	46,153	(75,960)	21,675
Tax (recovery) expense	(4,299)	7,781	2,529	16,660
Items not affecting cash	95,408	(67,751)	190,339	(42,114)
Taxes recovered (paid)	640	25,941	(1,073)	22,540
Operating cash flows before change in non-cash working capital	79,916	12,124	115,835	18,761
Precious metal stream deposit	-	134,978	-	259,978
Change in non-cash working capital	24,234	7,500	(938)	(27,593)
Cash generated in operating activities	104,150	154,602	114,897	251,146
Cash used in investing activities	(97,533)	(302,223)	(396,001)	(672,672)
Cash (used) generated in financing activities	(6,262)	13,432	218,420	201,697
Effect of movement in exchange rates on cash and cash equivalents	(1,243)	(5,787)	(2,016)	(898)

Decrease in cash and cash equivalents	(888)	(139,976)	(64,700)	(220,727)

Cash Flow from Operating Activities

Operating cash flow before change in non-cash working capital was $79.9 million for the third quarter of 2015, a $67.8 million increase compared with the same period in 2014. This increase was primarily as a result of the completion of the Constancia mine, which resulted in higher sales volumes.

Year-to-date operating cash flow before change in non-cash working capital in 2015 was $115.8 million, reflecting an increase of $97.1 million compared to 2014, for the same reasons as the third quarter movement.

Cash Flow from Investing and Financing Activities

During the third quarter of 2015, our investing and financing activities used cash of $103.8 million. The net outflow of cash is the result of capital expenditures of $130.5 million, interest paid of $49.1 million offset by $48.6 million of net borrowings and Peru sales tax refunds of $32.8 million.

Year-to-date, we used $177.6 million in investing and financing activities primarily driven by capital expenditures of $392.7 million, the net amount paid for the acquisition of the NBM Mill of $11.8 million, and interest payments of $96.3 million. In addition, we reclassified $22.8 million from cash and cash equivalents to restricted cash as Hudbay Peru was required to provide a letter of credit as a second annual deposit of security with respect to its decommissioning and restoration obligations. These activities were partly offset by net borrowings of $317.6 million related to various long-term financing facilities, proceeds of $13.2 million from the issuance of equity, which were utilized to purchase the New Britannia assets and Peru sales tax refunds of $35.6 million.

Capital Expenditures

The following summarizes cash additions to capital assets for the periods indicated:

	Three months ended		Nine months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
(in $ millions)	2015	2014	2015	2014
Manitoba sustaining capital expenditures	26.2	20.4	60.4	65.9
Peru sustaining capital expenditures [1]	68.9	-	103.6	-
Sustaining capital expenditures	95.1	20.4	164.0	65.9
Lalor project	2.7	24.1	4.3	50.5
Peru project and pre-commercial production [1]	21.5	222.6	186.0	559.1
Rosemont project	14.3	8.1	33.8	8.1
Reed project	-	-	-	2.2
Other	0.1	0.1	0.1	3.2
Growth capital expenditures	38.6	254.9	224.2	623.1
Capital accruals for the period	(3.2)	2.5	4.5	2.3

Total	130.5	277.8	392.7	691.3

1 Peru capital expenditures include pre-production net revenues and are reported net of capital accruals.

Our capital expenditures for the three months ended September 30, 2015 were $130.5 million, a decrease of $147.3 million compared to the same period in 2014. The decrease was primarily due to decreased expenditures at our Constancia project due to the completion of the Constancia mine during the second quarter of 2015. This was partially offset by Rosemont project costs and higher sustaining capital to support our operations.

Our capital expenditures for the nine months ended September 30, 2015 decreased by $298.6 million compared to the same period in 2014, primarily due to decreased capitalized expenditures at our Constancia project due to completion of the Constancia mine.

The following summarizes accrued additions to capital assets for the periods indicated:

	Three months ended		Nine months ended		2015
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,	Full Year
(in $ millions)	2015	2014	2015	2014	Guidance[1]
Manitoba sustaining capital expenditures	22.2	20.5	52.3	66.2	127.3
Peru sustaining capital expenditures	67.0	-	136.9	-	163.6
Total sustaining capital expenditures	89.2	20.5	189.2	66.2	290.9
Arizona other capitalized costs	14.4	3.4	35.1	3.4	54.5
Peru other capitalized costs	14.3	221.5	87.5	685.1
Manitoba other capitalized costs	14.1	29.0	24.0	50.9
Other capitalized costs	0.1	0.1	-	3.2
Total other capitalized costs	42.9	254.0	146.6	742.6

Total	132.1	274.5	335.8	808.8

1 Guidance was released in Canadian dollars, which assumed a Canadian to US dollar exchange rate of 1.10:1. Full year 2015 guidance has been converted to US dollars using an exchange rate of 1.10:1.

Capital expenditures for the full year 2015 (not including pre-commercial production costs) are expected to be in line with guidance in their local currencies; however, as Manitoba's capital expenditures are primarily in Canadian dollars, if the Canadian to US dollar exchange rate remains higher than the 1.10 rate assumed for guidance purposes, actual spending in US dollars will be lower. Peru sustaining capital expenditures were elevated during the second and third quarters as those quarters are in the dry season for Constancia, when civil earthworks are more productive. Peru sustaining capital expenditures are expected to be lower in the fourth quarter of 2015 given the onset of the wet season.

Other Peru capitalized costs include capitalized interest as well as capitalized pre-commercial production operating costs, net of pre-commercial production sales receipts. Other Arizona capitalized costs include capitalized interest. Other Manitoba capitalized costs include capitalized exploration and decommissioning and restoration adjustments.

Capital Commitments

As at September 30, 2015, we had outstanding capital commitments in Canada of approximately $17.0 million primarily related to committed mobile equipment purchases mostly for Lalor and 777, of which approximately $14.0 million cannot be terminated by Hudbay, approximately $109.6 million in Peru related to sustaining capital costs, of which all can be terminated by Hudbay and approximately $166.2 million in Arizona, primarily related to the Rosemont project and expected to be paid after the commencement of Rosemont construction, of which approximately $151.8 million cannot be terminated by Hudbay.

Liquidity

As at September 30, 2015, we had total liquidity of approximately $300 million, including $114.0 million in cash and cash equivalents as well as commitments under our revolving credit facility. This does not include approximately $60 million in expected net cash flow from the sale of excess unsold copper concentrate inventory. We expect that our current liquidity and these expected cash flows will be sufficient to meet our obligations in the coming year.

To the extent that metals prices decline materially from current levels or we have other unanticipated demands on liquidity, we may need to raise additional financing or pursue other corporate initiatives.

Outstanding Share Data

As of November 4, 2015, there were 235,231,688 common shares of Hudbay issued and outstanding. In addition, Hudbay warrants to acquire an aggregate of 21,830,490 common shares of Hudbay were outstanding and Augusta warrants to acquire an aggregate of 1,039,500 common shares of Hudbay and 561,000 warrants of Hudbay were outstanding; there were also options for an aggregate of 1,924,189 common shares outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2015			2014				2013

(in $ thousands)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	269,808	150,888	128,713	112,696	170,233	127,863	96,723	129,537
(Loss) profit before tax	(16,132)	(45,818)	(11,480)	(24,392)	53,934	6,291	(21,891)	(30,142)
(Loss) profit	(11,833)	(44,290)	(19,837)	43,595	46,153	229	(24,708)	(55,119)
(Loss) earnings per share:
Basic	(0.05)	(0.19)	(0.08)	0.19	0.21	-	(0.13)	(0.32)
Diluted	(0.05)	(0.19)	(0.08)	0.19	0.21	-	(0.13)	(0.32)
Operating cash flow per share[1]	0.34	0.07	0.08	(0.01)	0.05	0.06	(0.02)	0.01

1 Operating cash flow per share is before stream deposit and change in non-cash working capital. It is a non IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, refer to page 29 of this MD&A.

With both the Lalor and Reed mines achieving commercial production in 2014, copper production volumes have increased compared to 2013 and the beginning of 2014. This effect, coupled with the ramp-up of Constancia since reaching commercial production in the second quarter of 2015 has driven revenues and gross profit higher in the third quarter of 2015 notwithstanding lower realized metal prices. In addition, in the third quarter of 2015 we incurred impairment charges of $34.5 million related to the equipment impairment in the Arizona business unit. Beginning July 1, 2015, the parent entity has changed its functional currency to the US dollar to reflect the achievement of commercial production at Constancia in Peru, which conducts most business in US dollars. The result is limited exposure for Hudbay on its consolidated interim income statements to fluctuations in the Canadian to US dollar exchange rate. Hudbay also changed its presentation currency to US dollars to improve comparability with our peer group. During the second quarter of 2015, Constancia achieved commercial production with associated net proceeds from sales related to pre-production being credited to property, plant and equipment. Constancia reported sales revenue from shipments in late June 2015, which resulted in an increase in sales compared to previous quarters.

There were a number of non-cash accounting adjustments in the second quarter of 2015 including the negative impact to cost of sales of the $17.1 million charge related to pension enhancements, which arose as a result of new collective agreements with six of the seven unions in Manitoba. In addition, during the second quarter of 2015, we recognized an impairment on our Lalor concentrator assets of $19.9 million as a result of the decision not to proceed with construction of a new concentrator at Lalor following the acquisition of the NBM Mill in May 2015. Lastly, with the completion of the Constancia project we recorded $13.3 million of interest expense in our consolidated interim income statements, which would have previously been capitalized interest costs.

In the first quarter of 2015, sales revenue and operating cash flow per share increased primarily as a result of higher copper and zinc sales volumes offset partially by lower realized copper prices. The continued strengthening of the US dollar against the Canadian dollar positively impacted revenues while negatively impacting net profit as a result of unrealized losses on the revaluation of US dollar denominated net liability monetary items while the parent entity's functional currency was Canadian dollars.

The fourth quarter of 2014 benefited from higher zinc metal production volumes and higher zinc realized prices causing zinc revenues to increase. The fourth quarter of 2014 also benefited from favourable movements in foreign exchange rates and favourable mark-to-market adjustments on certain financial instruments. However, this was offset by lower copper sales volumes due to the timing of shipments and lower realized copper prices causing a net decrease in revenues and pre-tax profit for the fourth quarter 2014. Profit, after tax, was higher in the fourth quarter of 2014 as a result of deferred tax recoveries of $68.0 million resulting from the recognition of previously unrecognized deductible temporary differences in both Peru and Manitoba.

The third quarter of 2014 benefited from increases in copper output and also from the one-time gain on disposition of previously owned shares in Augusta of $45.7 million. In addition, the first quarterly mark-to-market adjustment related to the Hudbay warrant consideration paid to Augusta shareholders and the Augusta warrants that we assumed in connection with the acquisition resulted in a gain of $20.0 million. However, these gains were offset by $9.4 million of costs in connection with the acquisition of Augusta during the third quarter of 2014. The volatile currency markets continued in the third quarter of 2014 resulting in a loss on foreign exchange of $9.6 million.

The second quarter of 2014 benefited from the aforementioned increase in copper output and also from foreign exchange gains of $8.3 million as a result of a stronger Canadian dollar against the US dollar, which favourably impacted translation of our unsecured notes. The loss in the first quarter of 2014 was related to a loss on disposal of Hudbay Michigan of $5.9 million and foreign exchange losses of $7.9 million incurred from the weakening of the Canadian dollar against the US dollar.

The loss in the fourth quarter of 2013 included foreign currency translation losses, an impairment charge on the Back Forty project and deferred tax expense associated with Peruvian items.

Operating cash flow per share was higher in all quarters of 2015 and the second, third and fourth quarters of 2014, compared to the first quarter of 2014, as a result of higher revenues derived mostly from higher sustained production volumes. In general, over the past eight quarters, revenues have varied as a result of volatile commodity prices and the timing of shipments, however in most recent quarters have benefited significantly from increased production from Constancia, Lalor and Reed.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share and cash cost per pound of copper produced are included in this MD&A because we believe that, in the case of operating cash flow per share, it helps investors and management to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash cost per pound of copper produced, it helps investors assess the performance of our operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating Cash Flow per Share

The following table presents our calculation of operating cash flow per share for the three and nine months ended September 30, 2015 and September 30, 2014:

	Three months ended		Nine months ended
(in $ thousands, except shares and per share amounts)	Sep. 30, 2015	Sep. 30, 2014	Sep. 30, 2015	Sep. 30, 2014
Operating cash flows before stream deposit and change in non-cash working capital	79,916	12,124	115,835	18,761
Weighted average shares outstanding - basic	235,231,688	222,742,698	234,487,505	200,730,956

Operating cash flows per share [1]	$0.34	$0.05	$0.49	$0.09

1 Operating cash flow per share is before stream deposit and change in non-cash working capital. It is a non IFRS financial performance measure with no standardized meaning under IFRS.

Reconciliation of Cash Cost, After By-product Credits (non-IFRS) to Cost of Sales (IFRS)

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been, and is expected to be, the largest component of revenues. Two changes have been made to the cash cost calculation beginning with reporting for the three and six months ended June 30, 2015. First, the basis of measurement has been changed from pounds of copper sold to pounds of copper produced. This change has been made to better align the costs of production with copper produced in the same period and reduce the variation in cash cost due to inventory sales timing. Second, royalties have been removed from the cash cost. This change increases consistency between our cash cost calculation and industry peers. The calculation is presented in two manners:

−

Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, and an increase in production of zinc metal will tend to result in an increase in cash costs under this measure.

−

Cash cost, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by- product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by- product revenues from zinc, gold, silver, and molybdenum are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The tables below present a detailed build-up of cash cost by business unit in addition to reconciliations between cash cost, after by-product credits to the most comparable GAAP measures of cost of sales for the three and nine-month periods ended September 30, 2015 and 2014. Cash costs, net of by-product credits per pound of copper produced may not calculate based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Nine months ended
Net pounds of copper produced[1]
(in thousands)	Sep. 30, 2015	Sep. 30, 2014	Sep. 30, 2015	Sep. 30, 2014
Manitoba	22,650	21,151	68,297	58,001
Peru	82,998	-	122,989	-

Net pounds of copper produced[1]	105,648	21,151	191,286	58,001

Consolidated	Three months ended				Nine months ended
Cash costs per pound of	Sep. 30, 2015		Sep. 30, 2014		Sep. 30, 2015		Sep. 30, 2014
copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	179,766	1.70	94,572	4.47	427,795	2.24	303,811	5.24
By-product credits	(84,843)	(0.80)	(85,810)	(4.06)	(219,321)	(1.15)	(210,718)	(3.63)

Cash cost, net of by-product credits	94,923	0.90	8,762	0.41	208,474	1.09	93,093	1.61

1 Contained copper in concentrate, exclusive of Constancia copper produced prior to the achievement of commercial production on May 1, 2015.

Consolidated	Three months ended				Nine months ended
Supplementary cash cost	Sep. 30, 2015		Sep. 30, 2014		Sep. 30, 2015		Sep. 30, 2014
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	50,030	0.47	69,938	3.31	164,215	0.86	172,189	2.97
Gold	40,420	0.38	27,091	1.28	74,633	0.39	63,685	1.10
Silver	9,525	0.09	4,400	0.21	18,518	0.10	10,418	0.18
Other	803	0.01	1,100	0.05	2,803	0.01	3,149	0.05
Total by-product credits	100,778	0.95	102,529	4.85	260,169	1.36	249,441	4.30
Less: deferred revenue	(15,935)	(0.15)	(15,829)	(0.75)	(38,691)	(0.20)	(36,423)	(0.63)
Less: pre-production credits	-	-	(890)	(0.04)	(2,157)	(0.01)	(2,300)	(0.04)
Total by-product credits, net of pre-production credits	84,843	0.80	85,810	4.06	219,321	1.15	210,718	3.63

Reconciliation to IFRS:
Cash cost, net of by-product credits	94,923		8,762		208,474		93,093
By-product credits	100,778		102,529		260,169		249,441
Change in deferred revenues	(15,935)		(15,829)		(38,691)		(36,423)
Pre-production revenues	-		(890)		(2,157)		(2,300)
Treatment and refining charges [2]	(27,909)		(8,566)		(47,836)		(21,188)
Share-based payment	(480)		(106)		10		479
Pension enhancement	-		-		17,064		-
Adjustments related to zinc inventory write-off (reversals)	-		-		-		(4,635)
Change in product inventory	3,825		25,582		(38,698)		(4,772)
Royalties	3,734		3,136		6,812		7,694
Depreciation and amortization	68,843		27,085		124,702		62,823

Cost of sales	227,779		141,703		489,849		344,212

1 Per pound of copper produced.
2 Excludes $7,739 of treatment and refining charges which were incurred prior to commercial production during the nine months ended September 30, 2015

Manitoba	Three months ended		Nine months ended
(in thousands)	Sep. 30, 2015	Sep. 30, 2014	Sep. 30, 2015	Sep. 30, 2014
Pounds of copper produced[1]	22,650	21,601	68,297	60,695
Less: pre-production pounds of copper produced[1]	-	(450)	-	(2,694)

Net pounds of copper produced[1]	22,650	21,151	68,297	58,001

Manitoba	Three months ended						Nine months ended
Cash cost per pound of	Sep. 30, 2015			Sep. 30, 2014			Sep. 30, 2015			Sep. 30, 2014
copper produced	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb	$000s	$	/lb

Mining	29,751		1.31	24,639		1.16	93,222		1.36	79,508		1.37
Milling	9,384		0.41	9,573		0.45	29,133		0.43	28,345		0.49
Refining (zinc)	14,398		0.64	17,524		0.83	46,836		0.69	54,913		0.95
G&A	16,692		0.74	17,224		0.81	43,768		0.64	45,176		0.78
Purchased ore and zinc concentrates	4,713		0.21	6,494		0.31	28,163		0.41	51,279		0.88
Onsite costs	74,938		3.31	75,454		3.57	241,122		3.53	259,221		4.47
Treatment & refining	9,915		0.44	8,566		0.40	25,405		0.37	21,188		0.37
Freight & other	9,718		0.43	10,552		0.50	26,300		0.39	23,402		0.40
Cash cost, before by-product credits	94,571		4.18	94,572		4.47	292,827		4.29	303,811		5.24
By-product credits	(79,698)		(3.52)	(85,810)		(4.06)	(213,718)		(3.13)	(210,718)		(3.63)

Cash cost, net of by-product credits	14,873		0.66	8,762		0.41	79,109		1.16	93,093		1.61

1 Contained copper in concentrate.

Manitoba	Three months ended				Nine months ended
Supplementary cash cost	Sep. 30, 2015		Sep. 30, 2014		Sep. 30, 2015		Sep. 30, 2014
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	50,030	2.21	69,938	3.31	164,215	2.40	172,189	2.97
Gold	35,942	1.59	27,091	1.28	68,055	1.00	63,685	1.10
Silver	5,169	0.23	4,400	0.21	9,800	0.14	10,418	0.18
Other	803	0.04	1,100	0.05	2,803	0.04	3,149	0.05
Total by-product credits	91,944	4.06	102,529	4.85	244,873	3.59	249,441	4.30
Less: deferred revenue	(12,246)	(0.54)	(15,829)	(0.75)	(31,155)	(0.46)	(36,423)	(0.63)
Less: pre-production credits	-	-	(890)	(0.04)	-	-	(2,300)	(0.04)
Total by-product credits, net of pre-production credits	79,698	3.52	85,810	4.06	213,718	3.13	210,718	3.63

Reconciliation to IFRS:
Cash cost, net of by-product credits	14,873		8,762		79,109		93,093
By-product credits	91,944		102,529		244,873		249,441
Change in deferred revenues	(12,246)		(15,829)		(31,155)		(36,423)
Pre-production revenues	-		(890)		-		(2,300)
Treatment and refining charges	(9,915)		(8,566)		(25,405)		(21,188)
Share-based payment	(480)		(106)		10		479
Pension enhancement	-		-		17,064		-
Adjustments related to zinc inventory write-off (reversals)	-		-		-		(4,635)
Change in product inventory	15,790		25,582		(2,973)		(4,772)
Royalties	1,563		3,136		4,502		7,694
Depreciation and amortization	31,974		27,085		78,543		62,823

Cost of sales	133,503		141,703		364,568		344,212

1 Per pound of copper produced

In Manitoba, cash cost net of by-product credits in the third quarter of 2015 was $0.66/lb, an increase of $0.25/lb compared to the same period of 2014. The increase is largely the result of increased mine costs as a result of the Lalor production shaft being in commercial production. This was partially offset by increased gold and silver byproduct credits and the effect of foreign exchange on Canadian dollar denominated costs in the quarter.

Year-to-date cash cost net of by-product credits in Manitoba was $1.16/lb, a decrease of $0.45/lb compared to 2014. The decrease is largely the result of less reliance on purchased zinc concentrates, increased gold byproduct credits, and the effect of foreign exchange on Canadian dollar denominated costs. This was partially offset by increased costs in Canadian dollar terms as a result of increased production.

Peru	Three months ended		Nine months ended
(in thousands)	Sep. 30, 2015	Sep. 30, 2014	Sep. 30, 2015	Sep. 30, 2014
Pounds of copper produced[1]	82,998	-	150,271	-
Less: pre-production production of copper produced[1]	-	-	(27,282)	-

Net pounds of copper produced[1]	82,998	-	122,989	-

Peru	Three months ended				Nine months ended
Cash cost per pound of copper	Sep. 30, 2015		Sep. 30, 2014		Sep. 30, 2015		Sep. 30, 2014
produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Mining	17,207	0.21	-	-	25,822	0.21	-	-
Milling	27,082	0.33	-	-	48,461	0.39	-	-
G&A	10,563	0.13	-	-	17,853	0.15	-	-
Onsite costs	54,852	0.66	-	-	92,136	0.75	-	-
Treatment & refining	17,994	0.22	-	-	22,431	0.18	-	-
Freight & other	12,349	0.15	-	-	20,401	0.17	-	-
Cash cost, before by-product credits	85,195	1.03	-	-	134,968	1.10	-	-
By-product credits	(5,145)	(0.06)	-	-	(5,603)	(0.05)	-	-

Cash cost, net of by-product credits	80,050	0.96	-	-	129,365	1.05	-	-

1 Contained copper in concentrate.

Peru	Three months ended				Nine months ended
Supplementary cash cost	Sep. 30, 2015		Sep. 30, 2014		Sep. 30, 2015		Sep. 30, 2014
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Gold	4,478	0.05	-	-	6,578	0.05	-	-
Silver	4,356	0.05	-	-	8,718	0.07	-	-
Total by-product credits	8,834	0.11	-	-	15,296	0.12	-	-
Less: deferred revenue	(3,689)	(0.04)	-	-	(7,536)	(0.06)	-	-
Less: pre-production credits	-	-	-	-	(2,157)	(0.02)	-	-
Total by-product credits, net of pre-production credits	5,145	0.06	-	-	5,603	0.05	-	-

Reconciliation to IFRS:
Cash cost, net of by-product credits	80,050		-		129,365		-
By-product credits	8,834		-		15,296		-
Change in deferred revenues	(3,689)		-		(7,536)		-
Pre-production revenues	-		-		(2,157)		-
Treatment and refining charges[2]	(17,994)		-		(22,431)		-
Change in product inventory	(11,965)		-		(35,725)		-
Royalties	2,171		-		2,310		-
Depreciation and amortization	36,869		-		46,159		-

Cost of sales	94,276		-		125,281		-

1 Per pound of copper produced.
2 Excludes $7,739 of treatment and refining charges which were incurred prior to commercial production during the nine months ended September 30, 2015

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 5 of our September 30, 2015 consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our September 30, 2015 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the quarter ended September 30, 2015 that materially affected or are reasonably likely to materially affect our ICFR.